

07006782

UNITEDSTATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66953

RECEIVED APR 03 2007 WASH. D.C. 185 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNK Advisory Group, Inc. (Successor)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway, Suite 140
(No. and Street)

Bethlehem (City) PA (State) 18017-2267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric P. Smeltzer 610-332-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

2100 Corporate Drive, Suite 400 (Address) Wexford (City) PA (State) 15090 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/11/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric P. Smeltzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNK Advisory Group, Inc., as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Subscribed + Sworn before me this 2nd day April, 2007

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Richard E. Young, Notary Public
Quakertown Boro, Bucks County
My Commission Expires May 9, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BNK Advisory Group

Trusted Advisor to Community Banks


SEC MAIL
PROCESSING
RECEIVED
APR 0 3 2007
WASH, D.C.
185
SECTION

Audit Report

December 31, 2006

Prepared by S.R. Snodgrass, A.C.

1605 Valley Center Parkway, Suite 140
Bethlehem, PA 18017
(800) 445-4430
www.bnkadvisorygroup.com



SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

March 30, 2007

Board of Directors
BNK Advisory Group, Inc.

In planning and performing our audit of the financial statements of BNK Advisory Group, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities in accordance with the (K)(2)(ii) exemption.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures.

S.R. Snodgrass, A.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

A.R. Snodgrass, A.C

BNK ADVISORY GROUP, INC.

BETHLEHEM, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2006

BNK ADVISORY GROUP, INC.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006


SNODGRASS
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BNK Advisory Group, Inc.

We have audited the accompanying consolidated statement of financial condition of BNK Advisory Group, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income (loss), changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNK Advisory Group, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, PA
March 30, 2007

S.R. Snodgrass, A.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 513,965	$ 170,557
Deposit with clearing organization	25,219	37,927
Commissions receivable - clearing organization	158,235	160,259
Accounts receivable	41,858	85,985
Notes receivable	107,117	147,380
Furniture, fixtures, and equipment, at cost less accumulated depreciation of $384,471 and $293,093	156,970	248,347
Goodwill	543,282	543,282
Other assets	374,006	342,417
Total assets	$ 1,920,652	$ 1,736,154
LIABILITIES		
Accrued salaries and commissions	$ 30,000	$ 65,149
Accrued employee benefits	-	180,000
Short-term borrowings	470,125	-
Other borrowings	172,360	-
Other liabilities	75,624	154,842
Total liabilities	748,109	399,991
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated borrowings	304,000	304,000
STOCKHOLDERS' EQUITY		
Common stock, no par; 2,000,000 shares authorized, 1,095,265 and 1,019,265 shares issued and outstanding	1,696,976	803,325
Retained earnings (deficit)	(828,433)	228,838
Total stockholders' equity	868,543	1,032,163
Total liabilities and stockholders' equity	$ 1,920,652	$ 1,736,154

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

		Year Ended December 31, 2006		2005
REVENUES				
Commissions	$	4,283,127	$	6,256,993
Investment advisory fees		637,681		670,733
Consulting income		603,125		498,804
Other income		33,111		8,703
Total revenues		5,557,044		7,435,233
EXPENSE				
Compensation and benefits		3,862,914		4,626,909
Stock-based compensation		278,276		-
Occupancy and equipment expense		347,440		370,028
Clearing charges		80,407		118,020
Professional services		412,793		511,562
Marketing and publications		523,005		499,638
Interest expense		82,591		14,882
Other operating expenses		1,026,889		1,114,523
Total expenses		6,614,315		7,255,562
Income (loss) before income tax		(1,057,271)		179,671
Income tax		-		(36,480)
NET INCOME (LOSS)	$	(1,057,271)	$	216,151
EARNINGS PER SHARE - Basic and diluted	$	(1.03)	$	0.21
AVERAGE SHARES OUTSTANDING - Basic and diluted		1,021,961		1,008,023

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	$ 640,000	$ 245,993	$ 885,993
Capital contributions (19,265 shares issued)	163,325		163,325
Capital distributions		(233,306)	(233,306)
Net income		216,151	216,151
Balance, December 31, 2005	803,325	228,838	1,032,163
Capital contributions (100,000 shares issued)	850,000		850,000
Stock-based compensation expense	278,276		278,276
Shares repurchased (24,000 shares)	(234,625)		(234,625)
Net loss		(1,057,271)	(1,057,271)
Balance, December 31, 2006	$ 1,696,976	$ (828,433)	$ 868,543

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2005	$ 304,000
Subordinated borrowings at December 31, 2006	$ 304,000

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2006	2005
OPERATING ACTIVITIES		
Net income (loss)	$ (1,057,271)	$ 216,151
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Depreciation	91,378	108,435
Decrease in commissions receivable	2,024	473,686
Decrease in accounts receivable	44,127	119,679
Decrease in accrued salaries and commissions	(35,149)	(42,572)
Decrease in accrued employee benefits	(180,000)	(80,142)
Stock-based compensation expense	278,276	-
Other, net	(98,100)	(210,075)
Net cash (used for) provided by operating activities	(954,715)	585,162
INVESTING ACTIVITIES		
Purchase of furniture, fixtures, and equipment	-	(67,758)
Repayment of note receivable	9,931	7,870
Aquistion of BNK Asset Management Partners, Inc.	-	(75,546)
Net cash used for investing activities	9,931	(135,434)
FINANCING ACTIVITIES		
Repayments of subordinated borrowings	-	(196,000)
Dividends	-	(233,306)
Capital contributions	850,000	8,075
Net increse in short-term borrowings	470,125	-
Repayment of other borrowings	(27,640)	-
Shares repurchased	(4,293)	-
Net cash provided by (used for) financing activities	1,288,192	(421,231)
Increase in cash and cash equivalents	343,408	28,497
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	170,557	142,060
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 513,965	$ 170,557

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

BNK Advisory Group, Inc. (the "Company") is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment and consulting services to financial institutions. The Company is registered in Alabama, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, and West Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party agent and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is subject to examination and supervision by the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's wholly owned subsidiary, BNK Asset Management Partners, Inc., is a registered investment advisory firm providing fee-based investment management services. During 2006, BNK Advisory Group, Inc. transitioned all business lines not related to broker-dealer operations to its subsidiary in order to present the parent company's financial statements more clearly to its regulating body.

The Company has incurred losses from operations for the year ended December 31, 2006. Furthermore, the Company has historically relied significantly on the commissions earned from the execution of investment transactions on behalf of its customers to meet cash flow and net capital requirements. If the current investment transaction activity continues, the Company may need to obtain additional capitalization of the Company to meet cash flow and net capital requirements until sufficient cash flows are generated. Management has reorganized the Company, implemented a cost reduction program, and will contribute additional capital equity, if needed. There is no assurance, however, that as a result of these transactions the Company will be able to meet its future contractual obligations.

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, BNK Asset Management Partners, Inc. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company's financial statements is carried at the parent company's equity in the underlying net asset.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commission income is recognized on an accrual basis using the transaction trade date.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the contract.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized. Depreciation expense for the years ended December 31, 2006 and 2005 was $91,378 and $108,435, respectively.

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2006.

Stock Options

In December 2004, the FASB issued FAS No. 123R, *Share-Based Payment*, which revised FAS 123, *Accounting for Stock-Based Compensation*, and superseded APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. FAS 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS 123R on January 1, 2006, and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) is recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair value and service periods used to prepare the FAS 123 pro forma disclosure.

Prior to adopting FAS 123R, the Company accounted for share-based payment awards using the intrinsic value method of APB 25 and related interpretations. Under APB 25, the Company did not record compensation expense for employee share options, unless the awards were modified, because the share options were granted with exercise prices equal to or greater than the fair value of our stock on the date of grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the year ended December 31, 2005, had we accounted for our share-based compensation plans using the fair value method of FAS 123:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options (Continued)

		2005
Net income as reported	$	216,151
Less pro forma expense related to options		90,288
Pro forma	$	125,863
Basic net income pro forma per common share:		
As reported	$	0.21
Pro forma		0.12
Diluted net income per common share:		
As reported	$	0.21
Pro forma		0.12

During the year ended December 31, 2006, the Company recorded $278,276 in compensation expense related to our share-based compensation awards. The fair value per share of options granted during 2006 and 2005 was $2.23 and $2.02, respectively.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

Grant Year	Expected Dividend Yield	Risk-Free Interest Rate	Expected Volatility	Expected Life (in years)
2005	2.66 %	4.47 %	14.97 %	9.95
2006	-	5.13	0.64	5.00

Income Taxes

The stockholders of the Company have elected under Subchapter S of the Internal Revenue Code to include the Company's income in their own income for federal and state income tax purposes. The Company made a qualified Subchapter S Subsidiary election during 2005, causing the Company's assets, liabilities, and items of income, deduction and credit to be treated as those of the Company for federal and state income tax purposes. Accordingly, no provision for income taxes for the year ending December 31, 2006, is made in these consolidated financial statements.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

Options to purchase 134,450 and 67,750 shares of common stock at $9.95 per share were outstanding during 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Statement

The Company has defined cash equivalents as cash and both interest- and non-interest-bearing bank deposits. The Company paid interest expense of $82,591 and $14,882 during 2006 and 2005, respectively.

2. DEPOSIT WITH CLEARING ORGANIZATION

A minimum of $25,000 in cash is required to be deposited with the third-party clearing firm as part of the operating agreement.

3. RELATED-PARTY TRANSACTIONS

As of December 31, 2006 and 2005, the Company had notes receivable from shareholders in the principal amount of $107,117 and $147,380, respectively. The Company recognized repayment of $40,263 during 2006.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). At December 31, 2006, the Company had net capital of $202,413, which was $144,067 in excess of its required net capital of $58,346.

5. EMPLOYEE BENEFITS

Profit Sharing Plan

The Company makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by the Board of Directors. No contribution was made in 2006. In 2005, $202,080 was contributed.

The profit sharing plan also includes an integrated 401(k) savings plan, which permits employees to make pretax contributions. The Company may also make discretionary matching contributions. The Company's contribution to the plan is based on the matching of voluntary contributions of up to 6 percent of an individual's compensation. Expense resulting from the Company's matching contributions was $54,752 and $69,210 for 2006 and 2005, respectively. Employee contributions are vested at all times, and Company matching and discretionary contributions are fully vested after six years of service.

Stock Option Plan

The Board of Directors adopted a stock option plan for directors, officers, other key employees, and important consultants to the Company. During 2006, the number of shares with respect to which awards may be made available to the plan was increased from 100,000 to 200,000. These shares may be issued from authorized, but unissued, common stock or reacquired shares of the Company. The stock options have expiration terms of ten years, subject to certain extensions and terminations and are immediately vested. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. The fair market value of the Company's stock will primarily be determined through independent appraisals.

5. **EMPLOYEE BENEFITS (Continued)**

Stock Option Plan (Continued)

The following table represents share data related to the outstanding options:

	2006			2005		
	Shares		Weighted-Average Exercise Price	Shares		Weighted-Average Exercise Price
Outstanding, beginning of the year	67,750	$	9.95	75,000	$	15.00
Granted	125,000		9.95	67,750		9.95
Exercised	-		-	-		-
Forfeited	58,300		9.95	75,000		15.00
Outstanding, end of the year	134,450	$	9.95	67,750	$	9.95
Exercisable at year-end	134,450	$	9.95	67,750	$	9.95

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2006:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
$ 9.95	9,450	8.95	$ 9.95	9,450	$ 9.95
9.95	125,000	9.95	9.95	125,000	9.95
	134,450			134,450	

6. **CONCENTRATIONS**

The Company maintains cash balances at several banks. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each institution. Uninsured bank deposits at December 31, 2006, were $358,598. There were no uninsured deposits at December 31, 2005.

The Company's primary business activity is with financial institutions with assets ranging from $250 million to $3 billion located in various states. Accordingly, the revenue stream of the Company is dependent on the economic and financial conditions of the financial institutions industry in these states.

7. **COMMITMENTS**

The Company has leased its office under a noncancelable operating lease agreement which expires on December 31, 2011, and requires annual rent plus the payment of insurance premiums, maintenance and repairs, and utility expense. Lease expense for the years ending December 31, 2006 and 2005, totaled $205,299 and $195,019, respectively.

7. **COMMITMENTS (Continued)**

Future minimum annual lease payments are:

	2007	$ 134,880
	2008	138,924
	2009	143,100
	2010	147,384
	2011	151,812
Total		$ 716,100

8. **SUBORDINATED BORROWINGS**

On February 15, 2003, the Company entered into three subordinated borrowing agreements totaling $500,000. During 2005, $196,000 was repaid to one of the lenders. The borrowings under these agreements pay interest at 5 percent per annum and mature February 15, 2008. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. Repayment must be approved by the National Association of Securities Dealers, since such borrowings may be required for the Company's continued compliance with minimum net capital requirements.

9. **BORROWINGS**

Short-term borrowings

The Company has established a line of credit in the amount of $500,000 with an interest rate of 10.25 percent to mature on April 30, 2007. The outstanding balance related to this line of credit is $470,125 with an average balance of $365,417 and an average rate of 8.75 percent, as of December 31, 2006.

Other borrowings

A loan agreement was established to repurchase shares of the Company's common stock. The Company has incurred a loan payable in the amount of $200,000 due over a 36 month period with no interest. As of December 31, 2006, the Company has repaid $27,639.

10. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

In accordance with industry practice, the Company records clients' transactions on a trade date basis with settlement dates that generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2006 and 2005, the Company had unsettled transactions of approximately $2,678,843 and $4,040,759, respectively.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 513,965	$ 513,965	$ 170,557	$ 170,557
Deposits with clearing organization	25,219	25,219	37,927	37,927
Accounts receivable	41,858	41,858	85,985	85,985
Commissions receivable - clearing organization	158,235	158,235	160,259	160,259
Notes receivable	107,117	73,547	147,380	107,933
Financial liabilities:				
Short-term borrowings	$ 470,125	$ 470,125	$ -	$ -
Other borrowings	172,360	172,360	-	-
Subordinated borrowings	304,000	287,064	304,000	265,626

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash and cash equivalents, deposit with clearing organization, commissions receivable, notes receivable, short-term borrowings, other borrowings, and subordinated borrowings would be considered financial instruments. The fair value for notes receivable, other borrowings, and subordinated borrowings is estimated using a discounted cash flow calculation that applies contractual costs currently being offered to current market rates being offered for similar remaining maturities. At December 31, 2006 and 2005, the carrying amount of all other financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Consolidated Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 10, to deliver these financial instruments.

12. ACQUISITION

On April 1, 2004, BNK Advisory Group, Inc. acquired a subsidiary, BNK Asset Management Partners, Inc. The terms of the agreement required 65 percent of the estimated purchase price to be paid at closing with the remaining 35 percent deferred and paid over two years. The deferred portion is contingent upon certain performance criteria being met. Upon meeting these criteria, the Company will make further cash payments as part of the total acquisition cost and recognize additional goodwill.

As a result of the acquisition, $467,736 of goodwill was recorded in 2004. In April 2005, a payment of $75,546 was made which resulted in additional goodwill being recorded in accordance with the terms of the agreement. No payment was made in 2006 as a result of specific performance criteria having not been met.

The gross carrying amount of goodwill was tested for impairment in the fourth quarter, after the annual forecasting process. Based on the fair value of the reporting unit, estimated using present value of future cash flows, no goodwill impairment loss was recognized in the current year.

13. SUBSEQUENT EVENT

The Company consummated the sale of its wholly owned subsidiary, BNK Asset Management Partners, Inc., during the first quarter of 2007. The Company received approximately $239,000 in cash, which approximated the carrying value of BNK Asset Management Partners, Inc. on the date of sale. Net loss from BNK Asset Management Partners, Inc. included in the Consolidated Statement of Income (Loss) for the years ended December 31, 2006 and 2005, approximated $286,000 and $55,000, respectively.

SCHEDULE I

BNK ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006
(Parent Company only)

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	868,543
Add:		
Subordinated borrowings allowable in computation of net capital		304,000
Total capital and allowable subordinated borrowings		1,172,543
Deductions for nonallowable assets:		
Furniture, fixtures, and equipment	$	156,317
Investment in subsidiary		279,954
Other assets		532,876
Net capital before haircuts		203,396
Less haircuts on securities		983
Net capital after haircuts	$	202,413
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS		
Accrued expenses	$	700,159
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	58,346
Excess net capital at 1500%	$	144,067
Excess net capital at 1000%	$	132,397
Ratio: Aggregate indebtedness to net capital		3.46
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	202,222
Net audit adjustments		191
Net capital after haircuts	$	202,413

END